UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP

(Name of Issuer)

Depositary Receipts Each Representing One-Tenth of A Series A Unit of Limited Partnership

(Title of Class of Securities)

644206104

(CUSIP Number)

Harold Brown

c/o New England Realty Associates Limited Partnership

39 Brighton Avenue

Allston, MA 02134

(617)  783-0039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

10/15/2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 644206104

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Harold Brown

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 220,000

	8	Shared Voting Power —

	9	Sole Dispositive Power 220,000

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 20.78%

14	Type of Reporting Person* IN

CUSIP No. 644206104

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Harold Brown 1999 Revocable Trust

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 220,000

	8	Shared Voting Power —

	9	Sole Dispositive Power 220,000

	10	Shared Dispositive Power —

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 20.78%

14	Type of Reporting Person* OO

Item 1.	Security and Issuer.

This statement relates to the Depositary Receipts of New England Realty Associates Limited Partnership, a Massachusetts limited partnership (the “Partnership”). The address of the Partnership’s principal executive office is 39 Brighton Avenue, Allston, Massachusetts 02134.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the Harold Brown 1999 Revocable Trust (the “1999 Trust”), a grantor trust established by Harold Brown, a controlling stockholder and member of the board of directors as well as Treasurer of NewReal, Inc., the general partner of the Partnership.  The 1999 Trust’s business address is c/o New England Realty Associates LP, 39 Brighton Avenue, Allston, MA 02134.  The beneficiaries of the 1999 Trust are certain family and charitable trusts of Mr. Brown. During his lifetime, Mr. Brown is entitled to receive the income from the 1999 Trust and has the right to reacquire the Depositary Receipts at any time. Accordingly, Mr. Brown may be deemed to beneficially own the Depositary Receipts held by the 1999 Trust. Mr. Brown and Sally E. Michael, as trustees of the 1999 Trust (the "Trustees"), share voting and investment power over the Depositary Receipts held by the 1999 Trust, subject to the provisions of the 1999 Trust, and thus may each be deemed to beneficially own the Depositary Receipts held by the 1999 Trust. Ms. Michael has no pecuniary interest in the Depositary Receipts held by the 1999 Trust and disclaims beneficial ownership of such Depositary Receipts pursuant to Rule 13d-4.

During the past five years, neither Mr. Brown nor Ms. Michael has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither Mr. Brown nor Ms. Michael has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Brown and Ms. Michael are United States citizens.

Item 3.	Source and Amount of Funds and Other Consideration.

On October 15, 2009, the 1999 Trust effected an equity exchange with the NERA 1994 Irrevocable Trust (the “1994 Trust”), a separate grantor trust established by Mr. Brown, pursuant to which the 1994 Trust transferred 220,000 Depositary Receipts to the 1999 Trust in exchange ownership interests of the 1999 Trust in 13 properties consisting of an aggregate of 260,888 square feet of retail, office and residential space with a fair market value of approximately $11,581,744.

Item 4.	Purpose of Transaction.

The 1999 Trust was established by Mr. Brown as a family and estate planning entity for the benefit of himself and certain family and charitable trusts.  The acquisition of Depositary Receipts by the 1999 Trust has been in accordance with the terms and conditions of the provisions of the 1999 Trust and in furtherance of the family and estate planning objective for which it was formed.

Item 5.	Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the 1999 Trust may be found in rows 11 and 13 of the Cover Page, which hereby is incorporated by reference.

(b)  The powers that the 1999 Trust identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page, which hereby is incorporated by reference.

(c) On October 15, 2009, the 1999 Trust effected an equity exchange with the NERA 1994 Irrevocable Trust (the “1994 Trust”), a separate grantor trust established by Mr. Brown, pursuant to which the 1994 Trust transferred 220,000 Depositary Receipts to the 1999 Trust in exchange ownership interests of the 1999 Trust in 13 properties consisting of an aggregate of 260,888 square feet of retail, office and residential space with a fair market value of approximately $11,581,744.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of Mr. Brown and Ms. Michael, there are no other contracts, arrangements, understandings or relationships with respect to the securities of the Partnership.

Item 7.	Materials to be Filed as Exhibits.

None.

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 16, 2009	/s/ Harold Brown
Name: Harold Brown

HAROLD BROWN 1999 REVOCABLE TRUST

Date: October 16, 2009	By:	/s/ Harold Brown
Name: Harold Brown
Title: Trustee

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Depositary Receipts of New England Realty Associates Limited Partnership.

Date: October 16, 2009	/s/ Harold Brown
Name: Harold Brown

HAROLD BROWN 1999 REVOCABLE TRUST

Date: October 16, 2009	By:	/s/ Harold Brown
Name: Harold Brown
Title: Trustee